UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 19)*

Information to be included in statements filed pursuant to

Rule 13d-1(a) and amendments thereto filed

pursuant to Rule 13d-2(a).

HOLLINGER INTERNATIONAL INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

435569 10 8

(CUSIP Number)

PETER G. WHITE

CO-CHIEF OPERATING OFFICER AND SECRETARY

HOLLINGER INC.

10 TORONTO STREET

TORONTO, ONTARIO

CANADA M5C 2B7

(416) 363-8721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D/A

CUSIP No. 435569 10 8	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CONRAD M. BLACK, THE LORD BLACK OF CROSSHARBOUR, P.C.(CAN), O.C., K.C.S.G.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 17,146,910 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 17,146,910 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,146,910
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.78%
14.	TYPE OF REPORTING PERSON* IN/HC

SCHEDULE 13D/A

CUSIP No. 435569 10 8	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THE RAVELSTON CORPORATION LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 15,782,560 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 15,782,560 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,782,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.21%
14.	TYPE OF REPORTING PERSON* CO/HC

SCHEDULE 13D/A

CUSIP No. 748773 10 8	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS HOLLINGER INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 15,782,560 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 15,782,560 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,782,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.21%
14.	TYPE OF REPORTING PERSON* CO/HC

This Schedule 13D, Amendment No. 18, amends and restates in its entirety Item 5 of the Schedule 13D of the Reporting Persons (as herein defined) dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999, Amendment No. 10 thereto dated June 15, 1999, Amendment No. 11 thereto dated November 19, 1999, Amendment No. 12 thereto dated March 22, 2001, Amendment No. 13 thereto dated July 31, 2001, Amendment No. 14 thereto dated August 19, 2002, Amendment No. 15 thereto dated January 18, 2004, Amendment No. 16 thereto dated March 1, 2004, Amendment No. 17 thereto dated June 23, 2004 and Amendment No. 18 thereto dated June 28, 2004 (collectively, including this Amendment No. 19, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentage interest in the Issuer deemed pursuant to the Act to be held by each Reporting Person presented below is based on 86,690,453 outstanding shares of Class A Common Stock, including 71,700,453 outstanding shares of Class A Common Stock as reported as of November 7, 2003 in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003 and 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock (the “Outstanding Shares”).

I. Hollinger Inc. and Ravelston

(a) Amount Beneficially Owned:

(i) Hollinger Inc. beneficially owns 15,782,560 shares of Class A Common Stock, or 18.21% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of the following:

(1) 792,560 shares of Class A Common Stock held by 504468 N.B. Inc., an indirect wholly-owned subsidiary of Hollinger Inc. (“NBCo”) and

(2) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo.

(ii) Ravelston is deemed pursuant to the Act to beneficially own 15,782,560 shares of Class A Common Stock, or 18.21% of the Outstanding Shares (calculated pursuant to Rule 13d-3), indirectly through its control of Hollinger Inc.

(b) Voting Power; Dispositive Power: Each of Hollinger Inc. and Ravelston (through its relationship with Hollinger Inc.) has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 15,782,560 shares of Class A Common Stock, or 18.21% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

Page 5 of 10 Pages

(c) Transactions In the Past 60 Days: On June 23 and June 25, 2004, due to the retraction of Hollinger Inc. Series II Preference Shares (as described herein in Item 6) by holders there of, Hollinger Inc. transferred to such holders of the retracted Series II Preference Shares 10,188,978 shares of Class A Common Stock. Of the 10,188,978 shares of Class A Common Stock delivered to such holders, 7,533,582 were held directly by Hollinger Inc. and the remaining 2,635,396 were held directly by NBCo.

(d) Right to Receive Dividends or Proceeds: NBCo and Argus have the right to receive the dividends from or the proceeds of the sale of the securities which they hold. The shares of Class A Common Stock owned by NBCo constitute approximately 15.90% of the Outstanding Shares, including shares of Class A Common Stock into which the shares of Class B Common Stock held by NBCo are convertible. The shares of Class A Common Stock deemed pursuant to the Act to be owned by Argus constitute approximately 6.73% of the Outstanding Shares, including only the 5,831,024 shares of Class A Common Stock that are deemed pursuant to the Act to be beneficially owned by Argus assuming the retraction of the 21,596,387 Retractable Common Shares of Hollinger Inc. that are indirectly beneficially owned by Argus at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock as of February 5, 2004 and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of July 7, 2004.

(e) Not applicable.

II. Lord Black:

(a) Amount Beneficially Owned: Lord Black may be deemed pursuant to the Act to beneficially own 17,146,910 shares of Class A Common Stock, representing approximately 19.78% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of:

(1) 15,782,560 shares of Class A Common Stock that Lord Black may be deemed pursuant to the Act to own indirectly through his relationship with CBCC as described in Item 2 hereto;

(2) 600 shares of Class A Common Stock that Lord Black owns directly; and

(3) 1,363,750 shares of Class A Common Stock that Lord Black may be deemed to own in connection with options exercises. On February 13, 2004, Lord Black tendered the full amount of the purchase price to exercise options to purchase 145,600 shares of Class A Common Stock of Issuer consisting of 40,000 options expiring on May 3, 2004 at $13.00 per share; 40,000 options expiring on October 9, 2005 at $12.40 per share; and 65,000 options expiring on August 1, 2006 at $9.71 per share. The Issuer accepted Lord Black’s payment for such options, but has refused to deliver the stock certificates therefor, and the transaction is now the subject of litigation. On April 2, 2004, Lord Black tendered the full amount of the purchase price to exercise options to purchase 1,218,750 shares of Class A Common Stock of the Issuer consisting of 95,000 options expiring on May 1, 2007 at $10.06 per share; 150,000 options expiring on February 26, 2009 at $12.25 per share; 245,000 options expiring on February 12, 2009 at $11.63 per share; 251,250 options expiring on March 7, 2010

Page 6 of 10 Pages

at $10.53 per share; 200,000 options expiring on April 2, 2011 at $11.37 per share; 187,500 options expiring on February 4, 2012 at $11.13 per share; and 90,000 options expiring February 6, 2013 at $9.45 per share. Following the exercise of such options, Lord Black will hold 1,364,350 shares of Class A Common Stock directly. The Issuer refused to accept Lord Black’s payment for such options and refused to deliver the stock certificates therefor, and the transaction, is now the subject of litigation.

The foregoing total excludes the following amounts disclosed as of March 24, 2003 in the Issuer’s Definitive Proxy Statement, dated as of March 26, 2003 (“Issuer’s Proxy”) and the Form 4 of Barbara Amiel Black, Lord Black’s wife (“Lady Black”), dated as of April 14, 2004: (i) 269,500 shares of Class A Common Stock of which Lady Black is the direct beneficial owner; (ii) 473 shares of Class A Common Stock that Lady Black may acquire by the retraction of the 1,752 Retractable Common Shares of which Lady Black is the direct beneficial owner, at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock; and (iii) 50 shares of Class A Common Stock held directly by Lord Black’s son. Lord Black hereby expressly disclaims beneficial ownership of all such securities.

(b) Voting Power; Dispositive Power: Lord Black may be deemed pursuant to the Act to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 17,146,910 Shares of Class A Common Stock or 19.78% of the Outstanding Shares (calculated pursuant to Rule 13d-3). As of the date of this Report, of the 17,146,910 shares of Class A Common Stock beneficially owned by Lord Black, the Issuer has refused to deliver 1,363,750 shares.

(c) Transactions In the Past 60 Days: None.

(d) Not applicable.

(e) Not applicable.

III. Directors and Executive Officers of Hollinger Inc. and Ravelston (other than Lord Black):

To the knowledge of Ravelston and Hollinger Inc., except as set forth below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Lord Black) do not beneficially own any shares of Class A Common Stock.

Page 7 of 10 Pages

To the knowledge of Ravelston and Hollinger Inc., the following directors and executive officers of Ravelston and Hollinger Inc. (other than Lord Black) beneficially own shares of Class A Common Stock as follows:

Name	Number of shares of Class A Common Stock Beneficially Owned (1) (2) (3) (4)
Barbara Amiel Black (4)	269,973
J. A. Boultbee	384,488
Frederick A. Creasey	60,300
F. David Radler (5)	1,243,859
Peter G. White	10,125

(1)	Includes shares of Class A Common Stock subject to presently exercisable options or options exercisable within 60 days of July 7, 2004 held by all directors and executive officers of the Issuer under the Issuer Option Plans as follows: Mr. Boultbee 365,250 shares of Class A Common Stock; Mr. Creasey 56,250 shares of Class A Common Stock; and Mr. Radler 1,180,000 shares of Class A Common Stock. The foregoing information is an estimate based on information provided in the Issuer’s Proxy. The foregoing assumes that changes in the composition of the Board of Directors and executive officers of the Issuer have not affected the right or ability of the named individuals to exercise options.
(2)	Includes shares of Class A Common Stock which may be acquired on retraction of Retractable Common Shares at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of July 7, 2004, as follows: Lady Black – 1,752 Retractable Common Shares retractable into 473 shares of Class A Common Stock; Mr. Boultbee – 71,250 Retractable Common Shares retractable into 19,238 shares of Class A Common Stock; Mr. Creasey –15,000 Retractable Common Shares retractable into 4,050 shares of Class A Common Stock; Mr. Radler – 172,500 Retractable Common Shares retractable into 46,575 shares of Class A Common Stock; Mr. White – 37,500 Retractable Common Shares retractable into 10,125 shares of Class A Common Stock.
(3)	Includes shares of Class A Common Stock which may be acquired by the retraction of Retractable Common Shares that may be acquired upon the exercise of rights granted under Hollinger Inc.’s Directors Share Unit Plan at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of July 7, 2004, as follows: 7,784 shares of Class A Common Stock that may be acquired by Mr. Radler upon the exercise of 28,831 rights.
(4)	Includes 269,500 shares of Class A Common Stock which are held directly by Lady Black. Excludes the following shares, as disclosed in the Issuer’s Proxy: 9,600 shares of Class A Common Stock which are held by CBCC; 1,364,350 shares of Class A Common Stock which are held by Lady Black’s husband (see Item 5(II)), Lord Black; 50 shares of Class A Common Stock which are held by Lord Black’s son; 15,782,560 shares of Class A Common Stock beneficially held by Hollinger Inc. and deemed pursuant to the Act to be beneficially owned by Ravelston; and 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, all of which are beneficially held by Hollinger Inc. and as to which Lord Black may be deemed pursuant to

Page 8 of 10 Pages

the Act to have indirect beneficial ownership. Also excludes 30,802 shares of Class A Common Stock that may be acquired upon exchange of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that may be exchanged for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock, as to which Lord Black may be deemed pursuant to the Act to have beneficial ownership. Lady Black disclaims beneficial ownership of all such excluded securities.

(5)	Includes 9,500 shares of Class A Common Stock held by F. D. Radler Ltd. and excludes 200 shares of Class A Common Stock held by Mr. Radler’s wife, 200 shares of Class A Common Stock held by one of Mr. Radler’s daughters, and 200 shares of Class A Common Stock held by another of Mr. Radler’s daughters, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I or II hereto beneficially owns any shares of Class A Common Stock other than as set forth herein.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2004
/s/ Conrad M. Black
Conrad M. Black, the Lord Black of Crossharbour P.C.(CAN), O.C., K.C.S.G., individually

THE RAVELSTON CORPORATION LIMITED

	By:	/s/ Peter G. White
	Name:	Peter G. White
	Title:	Executive Vice President and Secretary

HOLLINGER INC.

By:	/s/ Peter G. White
Name:	Peter G. White
Title:	Co-Chief Operating Officer and Secretary

Page 10 of 10 Pages